Form C

Cover Page

Name of issuer:

33 Days LLC

Legal status of issuer:

> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: CA
> Date of organization: 7/6/2017

Physical address of issuer:

509 N. San Gabriel Ave.
Azusa CA 91702

Website of issuer:

http://www.33daysfilm.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Revenue Participation Agreement

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $100,000; interests will be sold in increments of $1.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

2/4/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$99,240.00	$25,027.00
Cash & Cash Equivalents:	$79,673.00	$8,960.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$101,165.00	$26,165.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($787.00)	($976.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

33 Days LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Edward Portillo	Project Coordinator	NAMI-OC	2017
David Holechek	Principal	Duality Filmworks	2017
Tony Gapistone	Executive Director	Bravemaker	2017
Terry Lu	Principal	Markley Tech	2017
Roger Huang	Executive Director / Founder	San Francisco City Impact	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Edward Portillo	President	2017
David Holechek	President	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Roger Huang	Membership Interests	20.0
Terry Lu	Membership Interests	20.0
Tony Gapistone	Membership Interests	20.0
David Holechek	Membership Interests	20.0
Edward Portillo	Membership Interests	20.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, pandemics, and labor strikes. Events of this nature could have an impact on both the timeline of the project and the overall budget. Extreme cases may make it impossible to complete the project.
>
> Investment in Film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one. Performance on a film often depends on external forces, outside of the control of the company.
>
> Receipt of revenue is often tied to third party companies such as sales agents, distributors, and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach the Company as a result of a third party claiming bankruptcy or refusal to pay.
>
> The Company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and employees to the highest standards of professionalism while making the film, if it is learned at any point that those team members were involved in inappropriate, immortal, unethical, or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.
>
> Reliance on management – except as set forth in this agreement, decisions with respect to the management of the company will be made by the managers in the managers' sole discretion. The success of the picture will largely depend on the quality of the management of the company. The managers, with the advice and assistance of other professionals, will administer all business aspects of the managers, the company, and the picture. Although the managers believe that the managers have the necessary business and motion picture experience to supervise the management of the company, there can be no assurance that the managers will perform adequately or that the company's operations will be successful. Purchasers of interests will receive an economic interest in the company, but shall not be participants in the management or the operations of the managers, the company, or the picture. Accordingly, except as otherwise set forth in this agreement, an investor will have no right to vote on, or to veto actions of the managers, will have no creative control, and manager-approved actions may be approved despite the investor's dissent from such actions. Neither the company, the managers nor any of the managers' advisors have managed or produced a feature film previously, and no assurance can be had that their efforts will be successful for the picture.

Limited operating history – the company has been in existence for a very short period of time and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. Furthermore, the company has not produced or distributed a full-length motion picture. The company and the managers have and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

Managers' conflicts of interest – the managers are not required to render exclusive services in connection with the picture or the company. The managers, the production team, and the talent have interests in a variety of activities other than acting as managers to the company, including involvement with the production of other films. In addition, the managers, the production team, and the talent may organize companies that are similar to the company in the future. The managers may be principals in or have profit interest in, the company. Accordingly, conflicts of interest may arise in the allocation of the managers, the production team's and/or the talent'time between the company and one or more of these other activities. Additionally, the managers may enter into services agreements with the company. The terms of such agreement may not be the result of an arms-length transaction but be considered to be equal to, or less than, industry standards for the associated services rendered to the company.

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: This disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Edward Portillo and David Holechek are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 30% marketing, 30% securing talent, 32.5% securing key creative positions 7.5% Wefunder fees

If we raise: **$1,070,000**

Use of Proceeds: 32.5% Hire key production heads and crew, 20% scout and secure locations, 30% permit and insurance 10% Casting, 7.5% Wefunder fees

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts.

Revenue Participation Agreement.

Recoupment. An amount equal to **one hundred ten percent (110%)** of Financier's Contribution, payable to Financier, if ever, out of the Gross Revenue.

Early Bird. Investors in the first $100,000 of the offering will receive a **recoupment of 120%** instead of 110%.

Participation. **Fifty percent (50%)** of one hundred percent (100%) of the Defined Net Proceeds (as defined below) of the Picture derived by the Production Company from the distribution and exploitation of the Picture, shall be distributed to all of the investors in the Picture in a manner pro rata based upon each investor' contribution (the "Financier's Share of the DNP").

Producer/Talent Participation. The remaining fifty percent (50%) of one hundred percent (100%) of the Defined Net Proceeds shall be payable to the Production Company who shall bear all third party non-financier participations therefrom (the "Producer's Share of the DNP").

"Distribution of Gross Revenue". The following shall be deducted on a continuing and cumulative basis from Gross Revenue of the Picture in the following order (regardless of when paid or incurred):

(i) distribution fees and expenses actually paid to or retained by third party distributors, if any; and

(ii) customary off-the-tops, including (without limitation) checking, collection and conversion costs, taxes, trade dues, and any accounting or other professional service costs incurred in connection therewith; and

(iii) collection agent fees and expenses payable to third party collection account managers; and

(iv) all applicable union and/or guild residuals, re-use fees, and similar mandatory payments paid to entertainment industry unions or guilds; and

(v) sales agent fee(s), costs, and marketing expenses; and

(vi) repayment to lenders of senior debt; and

(vii) repayment to lenders of subordinated debt; and

(viii) repayment to equity investors (including Financier) of their principal sums of investment plus interest on a pari passu, "most favoured nations basis"; and

(ix) any amounts actually paid as deferments or reimbursements to cast, crew, producers, and/or other third parties rendering services and/or granting rights in connection with the Picture; and

(x) reasonable reserves to be held for a reasonable period of time, not to exceed one (1) year, to address applicable contingencies.

"Defined Net Proceeds". Any Gross Revenue which remains following the Distribution of Gross Revenue as set forth above shall be deemed Defined Net Proceeds and paid on a most favoured nations basis and a pari passu basis with all other participants of Defined Net Proceeds.

Accounting Records; Audit Rights: Production Company shall keep books of account relating to the distribution of the Picture (all of which are hereinafter referred to as "records"), which shall be kept on the same basis and in the same manner and for the same periods as such records are customarily kept by Production Company. Financier may, at its own expense, audit the applicable records at the place where Production Company maintains the same in order to verify earnings statements rendered hereunder. Any such audit shall be conducted only by a reputable certified public accountant during reasonable business hours in such manner as not to interfere with Production Company's normal business activities. In no event shall an audit with respect to any earnings statement commence later than twenty-four (24) months from the rendition of the earnings statement involved; nor shall any audit continue for longer than thirty (30) consecutive business days; nor shall audits be made hereunder more frequently than once annually; nor shall the records supporting any earnings statement be audited more than once. All earnings statements rendered hereunder shall be binding upon Financier and not subject to objection for any reason unless such objection is made in writing, stating the basis thereof in specific detail and delivered to Production Company within twenty-four (24) months from rendition of the earnings statement, or if an audit is commenced prior thereto, within thirty (30) days from the completion of the relative audit; if Financier's objections are not resolved amicably, Financier's objections shall be deemed waived unless Financier maintains or institutes an action or proceeding within six (6) months after the expiration of said twenty-four (24)-month period. If Production Company, as a courtesy to Financier, shall include cumulative figures in any earnings or other statement, the time within which Financier may commence any audit or make any objection in respect of any statement shall not be enlarged or extended thereby. Financier's right to examine Production Company's records is limited to the Picture, and Financier shall have no right to examine records relating to Production Company's business generally (including, but not limited to, overall deals, cash logs, trial balances, general ledgers and financial statements) or with respect to any other motion picture for purposes of comparison or otherwise.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement sets forth the entire understanding of the parties regarding the subject matter hereof and supersedes all prior oral or written agreements between Financier and Production Company and shall not be modified or amended except by a document in writing signed by both Financier and Production Company. Unless and until this Agreement is modified or amended by the parties hereto in writing, if ever, this Agreement shall be binding upon the parties. Each party acknowledges that no representation or warranty not expressly set forth in this Agreement has been made or relied upon by the other party.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

N/a.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Sue Cummings
Issue date	04/18/18
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 10/15/20
Current with payments	Yes

After the film recoups its funding paying out profits looks like this:

50% goes to producers
50% goes to investors

until the debtor is paid back the sum of their original principal.

Loan

Issue date	12/31/18
Amount	$1,165.00
Outstanding principal plus interest	$1,165.00 as of 10/12/20
Current with payments	Yes

These amounts represent out of pocket expenses related to operations incurred by the owners in the ordinary course of business. These amounts will be repaid at the discretion of the owners.

Loan

Lender	Ruben and Vivian Provencio
Issue date	12/11/19
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 10/15/20
Current with payments	Yes

Investors will expense 100% of their investment + 10%

After the film recoups its funding paying out profits looks like this:

50% goes to producers

50% goes to investors

Loan

Lender	Managing members of company
Issue date	12/31/19
Amount	$1,165.00
Outstanding principal plus interest	$1,165.00 as of 10/12/20
Current with payments	Yes

These amounts represent out of pocket expenses related to operations incurred by the owners in the ordinary course of business. These amounts will be repaid at the discretion of the owners.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ruben and Vivian Provencio
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	12/11/19
Outstanding principal plus interest	$25,000.00 as of 10/15/20
Current with payments	Yes
Relationship	Mother and Step-Father

Name	Managing members of company
Amount Invested	$1,165.00
Transaction type	Loan
Issue date	12/31/19
Outstanding principal plus interest	$1,165.00 as of 10/12/20
Current with payments	Yes
Relationship	Managing members of company

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an award-winning film production company who is completely investing in bringing the compelling story of Pastor Roger Huang to life through 33 Days film LLC
We hope that we will bring this production through to completion and distribution. In five years' time, we hope that the film will be released across all available distribution platforms and be providing not only a healthy return for our investors but will be spreading a much-needed message of faith, sacrifice, and putting everything on the line for others.

Milestones

33 Day LLC was incorporated in the State of California in July 2017.

Since then, we have:

- Sharing the life of Roger Huang, a pastor who did a 33-day hunger strike outside SF City Hall.
- A film starring an Asian actor — representation sought out in Hollywood.
- Emily Rose (SyFy's Haven & Sony's Uncharted adventure game series) attached as the female lead
- An active mission where 10,000 volunteers a year are trained to serve in the Tenderloin neighborhood.
- Focused audiences: faith-based, justice-oriented, action/political change, Asian communities.
- Have raised 100K to date, with the script completed, and currently seeking to attach talent
- From the producer of 'Ragamuffin' and the screenwriter of 'I Can Only Imagine'

Historical Results of Operations

Our company was organized in July 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets*. As of December 31, 2019, the Company had total assets of $99,240, including $79,673 in cash. As of December 31, 2018, the Company had $25,027 in total assets, including $8,960 in cash.
- *Net Loss*. The Company has had net losses of $787 and net losses of $976 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities*. The Company's liabilities totaled $101,165 for the fiscal year ended December 31, 2019 and $26,165 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $100,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

33 Day LLC cash in hand is $74,703.23, as of September 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $200/month, for an average burn rate of $200 per month. Our intent is to be profitable in 24 months.

Since the date of our financials, we have incurred operational costs that include booking and tax services, paying taxes, website maintenance. We expect to need approximately $1.2M in capital to in order to bring the film to market. Six months after that point, we hope (but not guarantee) to generate $18M in revenue.

For additional sources of capital, we can solicit accredited investors in our network.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.33daysfilm.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- 33 Days Revenue Participation Agreement
- 33 Days Early Bird Revenue Participation Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- David Holechek
- Edward Portillo
- Roger Huang
- Terry Lu
- Tony Gapistone

Appendix E: Supporting Documents

- Operating_Agreement_33_Days.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- 33 Days Revenue Participation Agreement
- 33 Days Early Bird Revenue Participation Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- David Holechek
- Edward Portillo
- Roger Huang
- Terry Lu
- Tony Gapistone

Appendix E: Supporting Documents

- Operating_Agreement_33_Days.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

33 Days LLC

By

Edward James Portillo

Producer/founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

date of birth:

mm/dd/yyyy

SIGN

Roger N Huang
Producer /Founder /Author
10/16/2020

Terry H. Lu
Producer/Founder
10/16/2020

Anthony James Gapastione
Producer/Founder
10/16/2020

Edward James Portillo
Producer/founder
10/16/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.